Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (312) 394-8925

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, IL 60680-5379

> **Re:** **Exelon Corporation**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 1-16169**

Dear Mr. Rowe:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 13

1. Please provide a description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

2. Please discuss the role of the executive officers in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer had the ability to call or attend compensation committee meetings, whether the chief executive officer met with the compensation consultant used by the compensation committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Compensation of Non-Employee Directors, page 18

3. Please disclose the grant date fair value of the deferred stock unit awards made in 2006 in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 26

4. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Rowe's salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

5. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentives, page 28

6. You have not disclosed the financial measures and key performance indicators for the annual incentive plan for 2007 or the total shareholder return goals for awards of performance share units for 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentives, page 29

7. Please discuss how the compensation committee determines the amount of long-term equity incentives to allocate to each of the named executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

CEO Compensation, page 33

8. We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 Mr. Rowe exercised a significant number of options and a significant amount of shares vested. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

Stock Performance Graph, page 38

9. Please relocate the stock performance graph so it is not in proximity to the summary compensation table. The Commission is of the view that the "Performance Graph should not be presented as part of executive compensation disclosure." See Section II.B.4 of Securities Act Release 8732A.

Outstanding Equity Awards at Fiscal-Year End, page 44

10. Please provide the specific vesting dates for each grant of options and shares of stock. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 47

11. Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the summary compensation table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K.

12. Please consider disclosing the measures for calculating plan earnings, and quantify the earnings measures applicable during the last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 48

13. Please describe and explain in the compensation discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel